EXHIBIT 21.1

SUBSIDIARIES OF DRIL-QUIP, INC.

Name of Entity	Jurisdiction of Organization
Dril-Quip (Europe) Limited	Scotland
Dril-Quip Asia Pacific PTE Ltd.	Singapore
Dril-Quip do Brasil LTDA	Brazil
Dril-Quip (Nigeria) Ltd	Nigeria
Dril-Quip Egypt for Petroleum Services S.A.E.	Egypt
Dril-Quip (Tianjin) Oilfield Services Ltd	China
Dril-Quip France SARL	France
Dril-Quip Angola LTDA	Angola
Dril-Quip Holdings Pty. Ltd.	Australia